February 28, 1996



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Rule 24f-2 Notice for Panorama Separate Account
     File No. 2-73050

Dear Commissioners:

As Counsel for Panorama Separate Account, (the "Account"), I have examined the "Rule 24f-2 (the "Notice") for the Account in the form proposed to be filed with the Securities Exchange Commission. By such Notice, the Account will make definite the registration of shares of its class of common stock known as the Account.

It is my opinion that the shares of common stock, the registration which this Notice makes definite in number, were legally issued, fully paid, and non-assessable. I have made such examination of law and have examined such records and documents as I have deemed appropriate in giving this opinion.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Notice.

Very truly yours,


/S/ MICHAEL A. CHONG

Michael A. Chong